UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, July 2023

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

As previously disclosed, Guardforce AI Co., Limited (the “Company”) entered into an asset purchase agreement (the “Agreement”) on December 21, 2022, with Shenzhen Kewei Robot Technology Co., Limited, a China based and organized company (“Kewei”), to purchase certain of Kewei’s robot-related business assets in China. This acquisition has allowed us to gain unrestricted use of all intellectual property rights, including a unique online platform owned by Kewei. This online platform (the “Technology Platform”), designed for and used in the intelligent service robots industry, supports real-time online management of company personnel, finances, and equipment, monitors machine operations and maintenance in real time, and provides targeted robot services for various scenarios. The acquisition closed on February 15, 2023.

On June 29, 2023, the Company signed a Supplemental Agreement to the Asset Acquisition Agreement (the “Supplemental Agreement”) with Kewei and Shenzhen GFAI Robot Technology Co., Limited (“Shenzhen GFAI”), specifying the inclusion of additional intangible assets to the Technology Platform in the Agreement. On the same day, Shenzhen GFAI, our wholly owned subsidiary, and Kewei, entered into the Transfer Agreement for Technology Platform in connection with the Supplemental Agreement. The additional intangible assets include: (i) trademarks, patents, software copyrights, source codes, and any other intellectual property rights in relation to the Technology Platform; and (ii) customers and business resources in relation to the business of leasing, advertising, and sales of robots. The cost of these assets is incorporated within the original Agreement, requiring no additional payment from the Company. Upon signing the Supplemental Agreement, we gained full ownership rights over all intangible assets, including all intellectual property rights, associated with the Technology Platform.

On July 20, 2023, the Company issued a press release announcing that it has partnered with leading security provider, Concorde Security Pte Ltd, to co-launch a new robotic security solution in Singapore. A copy of that press release is attached as Exhibit 99.3 hereto.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transfer Agreement for Technology Platform between Shenzhen Kewei Robot Technology Co., Limited, and Shenzhen GFAI Robot Technology Co., Limited, dated June 29, 2023
99.2	Supplemental Agreement to the Asset Acquisition Agreement among Shenzhen Kewei Robot Technology Co., Limited, Guardforce AI Co., Limited, and Shenzhen GFAI Robot Technology Co., Limited, dated June 29, 2023
99.3	Press Release titled “Guardforce AI Partners with Concorde Security Pte Ltd to Launch a New Robotic Security Solution in Singapore” dated July 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2023	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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